Exhibit (a)(1)(D)

FORM OF OPTION CONVERTER

The number of restricted stock units that you receive will depend on the exercise price of your exchanged options, as follows:

per share exercise price of Eligible options	Restricted Stock Units for Exchanged Options
$0.00 to $11.99 $12.00 to $18.00 $18.01 to $25.00 Above $25.00

not eligible

one (1) restricted stock unit for every six point five five (6.55) exchanged options one (1) restricted stock unit for every eight point four (8.4) exchanged options one (1) restricted stock unit for every thirteen point two (13.2) exchanged options

[EMPLOYEE NAME]

[EMPLOYEE ID NUMBER]

Grant Number	Grant Date	Eligible Shares Granted	Option Price	Restricted Stock Unit for Exchanged Options	RSUs Issuable in Exchange for Option (1)	Vesting Description (2)
[NUMBER]	[DATE]	[NUMBER]	[$]	[NUMBER]	[NUMBER]	[DESCRIPTION]
[NUMBER]	[DATE]	[NUMBER]	[$]	[NUMBER]	[NUMBER]	[DESCRIPTION]

(1)	For Canadian, Israeli & Dutch employees a portion of your new restricted stock units may be withheld to cover your tax liability at grant or upon exchange. Therefore you would receive a lesser number of restricted stock units because your calculation would be net of applicable taxes due in your country.
(2)	Cash payments made in lieu of restricted stock units will be fully vested on the restricted stock unit grant date. The final cash amount will not be determinable until the restricted stock unit grant date, which is expected to be on January 23, 2009 (unless we extend the offer).

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